Room 4561

October 3, 2005

Jon R. Latorella
Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235 M
Beverly, MA 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005**
> **Forms 8-K filed on September 23 and September 26, 2005**
> **File No. 0-49957**

Dear Mr. Latorella:

We have reviewed your responses to the comments raised in our letter dated August 23, 2005 and have the following comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 3:

1.   In your response to prior comment 3 you quantified the amount of revenue attributable to the addition of a minimum usage fee. In your MD&A discussion you state only that "this increase is attributable to an increase in customers and usage." Revise to quantify the amounts of the change contributed by each factor, for example, the amount of the increase due to the adoption of minimum usage fees and the amount of the change that arose as a result of a greater number of customers, or other factors. Your discussion should also address trend information such as whether the number of customers has increased or whether usage has simply increased as a result of the imposition of a minimum usage fee. This comment is applicable to the MD&A discussion included in your quarterly reports on Form 10-QSB.

Prior comment 5:

2.   Your response suggests that you intend to record the detachable warrants as an
        equity instrument. Tell us how you considered whether the warrants could be
        classified as a liability instead of equity. Refer to paragraphs 12 -32 of EITF 00-
        19. In particular, you should consider the requirements of paragraphs 14 through
        18 and whether the provisions contained in the Registration Rights Agreement
        would preclude the classification of the warrants as equity. If the warrants are
        classified as a liability, the warrants would not satisfy the scope exception in
        paragraph 11(a) 2 of SFAS 133, therefore the warrants should be accounted for as
        a derivative under SFAS 133.

Prior comment 8:

3.   We note that on September 23 and September 26, 2005 you filed Forms 8-K to
        report events that occurred on June 2 and January 3, 2005, respectively. Each of
        these Forms 8-K refers to the "Date of earliest event reported" as September 23,
        2005. Please revise or advise.

4.   Tell us why, in light of your failure to file timely current reports on Form 8-K on
        at least these two occasions, the officers are able to conclude that your disclosure
        controls and procedures were effective as of the end of the periods during which
        these lapses occurred. See paragraph (e) of Rule 13a-15.

5.   We note that the channel partner agreement filed on September 26, 2005 contains
        provisions for customer trial periods and a grace period. Tell us whether such
        provisions are present in other customer arrangements and how your revenue
        recognition policies address these factors.

6.   Please amend your Form 8-K filed September 26, 2005 to include as an exhibit
        the executed version of the agreement described therein.

                                    ****

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting